 =======================================================================================================================================

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       November 18, 2003

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: November 18, 2003

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

National Grid Transco plc ("NGT")
1-3 Strand
London
WC2N 5EH
United Kingdom

Announcement- sent to the London Stock Exchange on 18 November 2003:

- Ofgem Statements: Price Control Reviews. Regional Gas Distribution Networks'; and

Notification: - 'National Grid Transco plc ('NGT') - Financial Timetable-Update'.

18 November 2003

Ofgem Statements

Price Control Reviews. Regional Gas Distribution Networks

National Grid Transco welcomes both of today's statements from Ofgem. The first confirms the alignment of timing for electricity and gas transmission price controls. The second commits significant time and resources by Ofgem to reaching decisions on the potential separation and sale of regional gas distribution networks, confirmed its belief that there would be customer benefits from this process and its aim to reach decisions in April next year.

Roger Urwin, Group CEO said, "We welcome Ofgem's statements. Having integrated our gas and electric transmission operations, aligning the timing of price controls is helpful to us. In parallel, Ofgem's statement on regional gas distribution networks gives a clear timetable for our work with them on what we are confident would be a consumer benefiting initiative. Ofgem has a duty to ensure there will be customer benefits from the potential sale of any of our networks. We share Ofgem's view that such benefits would arise and the timetable for decision making is good news.

Enquiries:

Investors

Marcy Reed               +44 (0)20 7004 3170     +44 (0)7768 490807(m)

Terry McCormick       +44 (0)20 7004 3171    +44 (0)7768 045139(m)

Louise Clamp            +44 (0)20 7004 3172     +44 (0)7768 555641(m)

Media

Clive Hawkins           +44 (0)20 7004 3147

Gillian Home           +44 (0)20 7004 3150

Pager                       +44 (0)7659 117841 (out of hours)

Citigate Dewe Rogerson:     +44 (0)20 7638 9571

Anthony Carlisle        +44 (0)7973 611888(m)

Form 6-K Notification - 18 November 2003

National Grid Transco plc ('NGT') - Financial Timetable Update

NGT confirms that, in relation to its interim dividend for the period ended 30 September 2003, the ex-dividend date for ADR holders is expected to be 25 November 2003, subject to confirmation by the New York Stock Exchange. For ordinary shareholders, the ex-dividend date to meet the London Stock Exchange timetable would be 26 November 2003. For both, the record date is 28 November 2003.